                                                                  EXHIBIT (a)(7)

               VAN KAMPEN SENIOR FLOATING RATE FUND TENDER OFFER

         CHICAGO (August 3, 2000) -- Van Kampen Senior Floating Rate Fund announced today that it is supplementing its tender offer. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, each dated July 21, 2000, as supplemented on August 3, 2000. The common shares are being tendered for at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Standard Time, on August 18, 2000, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Standard Time, on August 18, 2000 unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than one year.

         As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors. The offer is not conditioned on any minimum number of common shares that must be tendered. The Fund may purchase under the modified tender offer up to 49,664,475 of its outstanding common shares of beneficial interest. The number of common shares tendered through July 31, 2000 was approximately 1,491,216.

         The Van Kampen Senior Floating Rate Fund tender offer is being made only by the Offer to Purchase and the related letter of Transmittal, each dated July 21, 2000, as supplemented on August 3, 2000. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen by calling 1-800-341-2911.

         Van Kampen Investments Inc. is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $100 billion in assets under management or supervision, as of June 30, 2000. The company offers more than 50 open-end and 39 closed-end funds and more than 2,700 unit investment trusts that are professionally distributed by leading financial advisors nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.

                                      ###

                                 August 3, 2000



BY EDGAR SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:  Van Kampen Senior Floating Rate Fund
             -- Schedule TO Amendment No. 1

Ladies and Gentlemen:

         Submitted on behalf of Van Kampen Senior Floating Rate Fund (the "Trust") for filing with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, and the rules of the Commission thereunder, please find a copy of the Amendment No. 1 to Trust's Issuer Tender Offer Statement on Schedule TO complete with exhibits relating to the Trust's tender offer for its common shares of beneficial interest, par value $0.01 per share, of the Trust. The total filing fee amount of $95,753 has been paid to the Commission's lockbox depository in two payments consisting of $72,540 paid on July 21, 2000, and $23,213 paid on August 3, 2000.

        If you have any questions or comments, please call the undersigned at
(630) 684-6327 or Charles B. Taylor at (312) 407-0863.

                                          Very truly yours,

                                          /s/ James J. Boyne

                                          James J. Boyne
                                          Senior Vice President and
                                            Deputy General Counsel